Exhibit 4.16

Summary in English of the material provisions of an amendment (in Hebrew) dated July 13, 2016, and an amendment (in Hebrew) dated December 15, 2016, to the Letter of Undertaking (in Hebrew) dated August 17, 2015 between Gilat Satellite Networks Ltd. (Borrower) and First International Bank of Israel Ltd.(Lender):

In order to secure bank guarantees in connection with the FITEL project, the Borrower shall pledge in favor of the Lender deposits equivalent to 65% of the amounts of the guarantees.

This amount shall increase to 70% in any year following a year where at December 31, the Borrower's EBIDTA threshold was not positive.

Additional financial covenant - total financing liabilities, together with bank guarantees and letters of credit opened at the request of the Company not to exceed a total of $150M.